FIRST TRUST SERIES FUND
                             120 EAST LIBERTY DRIVE
                                   SUITE 400
                            WHEATON, ILLINOIS 60187



August 30, 2011



Mr. Houghton Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Series Fund
         (CIK 0001497778, SEC Accession No. 0001445546-11-001362)
         Registration on Form N-1A/A
         (Registration Statement File Nos. 333-168727, 811-22452)

Dear Mr. Hallock:

      On behalf of the First Trust Floating Rate Fund (the "Fund"), a series of the First Trust Series Fund (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned amendment to the Registration Statement, filed as Post-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 477 of Regulation C under the Securities Act. The Registration Statement was originally filed with the Securities and Exchange Commission on April 4, 2011. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST SERIES FUND

By:    /s/ W. Scott Jardine
    ------------------------------
     W. Scott Jardine, Secretary